File No. 70-9729


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------

                                 AMENDMENT NO. 4
                                       TO
                                    FORM U-1
                         -------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                   and address of principal executive office)

                                      * * *


                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1Riverside Plaza, Columbus, Ohio 43215
                    (Name of top registered holding company
                          parent of each applicant or
                                   declarant)

                                      * * *

                 A. A. Pena, Senior Vice President and Treasurer
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215

                         Susan Tomasky, General Counsel
                   American Electric Power Service Corporation
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



American Electric Power Company, Inc., a registered holding company under the Public Utility Holding Company Act of 1935, hereby amends its Application or Declaration on Form U-1 in File No. 70-9729 by filing Exhibit H, Form of Letter, herewith.
                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.


                              By: /s/ Thomas G. Berkemeyer__
                              Thomas G. Berkemeyer
                               Assistant Secretary


Dated:  April 19, 2001



                                                                   Exhibit H


                  [FORM OF LETTER TO STATE COMMISSIONS]



April    , 2001

Dear _______________:

In accordance with Rule 53(a)(4) under the Public Utility Holding Company Act of 1935, enclosed is a copy of the Application or Declaration on Form U-1 and Amendment Nos. 1 and 2 in SEC File No. 70-9729 filed by American Electric Power Company, Inc. ("AEP") AEP is the parent of [ name of operating company ] . This Application seeks authorization for AEP to issue long-term debt. Under this Rule, a copy of each filing should have been delivered to you at the same time as it was sent to the SEC. The Rule does not require that you take any action. The SEC has already completed its review of the Application, as amended, insofar as the Application relates to matters other than the acquisition of exempt wholesale generators (EWGs) or foreign utility companies (FUCOs). The SEC is prepared to issue an order in the near future which will reserve jurisdiction over the Application's request to use proceeds in approved financings to invest in EWGs and FUCOs.

AEP does not seek in the Application any increase in the amount it is permitted to invest in EWGs and FUCOs, rather AEP seeks to add the issuance of long-term debt to the existing alternatives it has available to finance such investments. If you have any questions regarding the Application, please contact the undersigned [ name and phone number of state contact ] or Thomas G. Berkemeyer, 614-223-1648, by April 30.

Very truly yours,